

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2023

Fauston Zanetton
Chief Financial Officer
Iconic Sports Acquisition Corp.
190 Elgin Avenue
KY1-9008
Cayman Islands

      Re: Iconic Sports Acquisition Corp.
          Form 10-K for the Fiscal Year ended December 31, 2022
          Filed March 31, 2023
          File No. 001-40953

Dear Fauston Zanetton:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation